Exhibit 99.3

News Announcement

                                                             [brightstation logo
                                                                 appears here]



Silicon Valley expert joins Smartlogik board

   IT innovator joins the company he rates as the leader in knowledge management technology.


   London, 20 March 2001: Bright Station plc (LSE: BSN, NASDAQ: BSTN) (WWW.BRIGHTSTATION.COM), the technology company and leading provider of Internet and eCommerce solutions, announces that its information discovery subsidiary, Smartlogik, (WWW.SMARTLOGIK.COM), has secured the services of leading IT visionary Jim Bair as a Non-Executive Director.

   Bair, 57, is Senior Vice President, of Knowledge Management for Strategy Partners and one of the world's leading information technology consultancies with over 30 years of IT experience. He is a world-renowned expert in the fields of knowledge and content management.

   Bair views the Smartlogik capability as one of the best in a fast growing market, "Smartlogik's technology, products and ability to execute place it at the head of a small pack in one of the hottest markets since the Web was born".

   "I am excited about joining the Smartlogik board because there is a great opportunity for Smartlogik across the portal and knowledge markets. Current products face a common problem: they cannot deliver high quality, relevant content to the user. This problem has eluded the industry for decades, and it is exactly where Smartlogik establishes leadership."

   "We are delighted Jim has joined us," said Stephen Hill, Smartlogik CEO. "His expertise in the fields of knowledge and content management will prove invaluable in helping us to set the future strategic direction of Smartlogik and reinforce our position as the innovator in knowledge management and information discovery solutions."

   Prior to joining Strategy Partners in 1998, Jim was Research Director, Gartner Group, where he founded and led their knowledge management technology practice. He has also worked in senior positions for Cooperative Systems consultancy, Xerox Corporation, Hewlett Packard and Bell-Northern Research. In the 1970s he was a Senior Scientist at Stanford Research Institute, serving on the team that invented the mouse, hypertext and windows.

   Jim's unique blend of technical and strategic expertise has lead him to consultancy assignments for over 100 major companies including Microsoft, IBM, Bank of America, Pricewaterhouse Coopers and AT&T. He is also a much sought-after pundit and keynote speaker at conferences all over the world and has written three definitive books and over seventy learned research papers.

   - ENDS -

   For further information please contact:

   Campbell Macpherson, Strategic Planning & Marketing Director    020 7930 6900
   Bright Station plc
   CAMPBELLMACPHERSON@BRIGHTSTATION.COM

   Carol Skates, PR Manager                                        020 7930 6900
   Smartlogik
   CAROLSKATES@SMARTLOGIK.COM

   Mark Crew, Marketing Director
   Strategy Partners International
   +44 (0) 1753 592787
   MARK.CREW@STRATEGY-PARTNERS.COM

   Notes to editors:

   Bright Station plc is a leading creator of innovative Internet technologies and technology-driven businesses. Its main divisions are:

   Smartlogik - Creates decision makers and corporate efficiencies through its superior knowledge management and information discovery solutions. Smartlogik solutions combine state-of-the-art technologies that enable user-friendly searching, indexing and categorization of unstructured information with business-friendly implementation services to ensure that every corporation realizes maximum benefit from its Smartlogik solution.

   Sparza - An eCommerce ASP providing online retailers with state-of-the-art Internet shopping solutions at a fraction of the cost. By outsourcing their entire web store operations to Sparza, retailers can remove eCommerce from the balance sheet and enable retailers to concentrate on the value-adding parts of the business such as customer service, product development and marketing.

   WebTop - The next generation Internet search services company with one of the largest web indexes in the world. Over 500 million web pages have been catalogued and organized into information zones to deliver context specific and accurate information retrieval on the web.

   OfficeShopper - The Internet procurement and business supplies vendor providing businesses with everything from copier paper, printer cartridges, the latest fax machines, and the humble paperclip to an impressive range of office furniture.

   Bright Station Ventures - responsible for nurturing, and investing in, promising technology and Internet start-up businesses leveraging Bright Station's world-class technology assets and expertise.

   Bright Station Symphony - responsible for coordinating the various assets of Bright Station to provide integrated IT solutions for major partners such as Virgin and Intel.